        THIS IS A CONFIRMING ELECTRONIC COPY OF A PAPER
         FILING PREVIOUSLY MADE ON FEBRUARY 11, 1994.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2)*

                     Waxman Industries, Inc.
                        (NAME OF ISSUER)

                          Common Stock
                 (TITLE OF CLASS OF SECURITIES)

                            94412410
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                   [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       PAGE 1 OF 6 PAGES
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                               13G

CUSIP No.  94412410
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Weiss, Peck & Greer
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,182,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,182,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,182,500

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [X]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          BD, IA, PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 6 PAGES
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ITEM 1(a).  NAME OF ISSUER:
            Waxman Industries, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            24460 Aurora Road
            Bedford Heights, OH 44146

ITEM 2(a).  NAME OF PERSON FILING:
            Weiss, Peck & Greer

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            One New York Plaza, New York, NY 10004

ITEM 2(c).  CITIZENSHIP:
            Weiss, Peck & Greer is a limited partnership, organized under the laws of the State of New York.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock

ITEM 2(e).  CUSIP NUMBER:
            94412410

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d
            -1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
            IS A:

            (a) [X]    Broker or dealer registered under Section
                       15 of the Act

            (b) [ ]    Bank as defined in Section 3(a)(6) of the
                       Act

            (c) [ ]    Insurance Company as defined in Section
                       3(a)(19) of the Act

            (d) [ ]    Investment Company registered under
                       Section 8 of the Investment Company Act

            (e) [X]    Investment Adviser registered under
                       Section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                       1974 or Endowment Fund; see Rule 13d-
                       1(b)(1)(ii)(F)

            (g) [ ]    Parent Holding Company, in accordance with
                       Rule 13d-1(b)(ii)(G); see item 7


                        PAGE 3 OF 6 PAGES
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            (h) [ ]    Group, in accordance with Rule 13d-
                       1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

            (a)        Amount beneficially owned:
                       1,182,500 as of December 31, 1993.

            (b)        Percent of class:
                       12.5% (based on the 9,433,183 shares reported to be
                    outstanding in the Form 10-Q filed for the period ending September 30, 1993).

            (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the
                            vote
                            - 0 -

                      (ii)  shared power to vote or to direct the
                            vote
                            1,182,500

                      (iii) sole power to dispose or to direct
                            the disposition of
                            - 0 -

                      (iv)  shared power to dispose or to direct
                            the disposition of
                            1,182,500

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

This Statement on Schedule 13G ("Schedule 13G") is filed by Weiss, Peck & Greer (the "Partnership"), a New York limited partnership which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,182,500 shares of common stock of Waxman Industries, Inc. (the "common stock") held by the Partnership at December 31, 1993 for the diescretionary accounts of certain clients. By

                        PAGE 4 OF 6 PAGES
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reason of Rule 13d-3 under the Act, the Partnership may be deemed to be a
"beneficial owner" of such shares. The Partnership expressly disclaims beneficial ownership of the common stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for his account. To the knowledge of the Partnership, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such shares which represents more than 5% of the outstanding shares of common stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of common stock which may be owned by general partners of the Partnership, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since the Partnership does not possess or share voting or investment power with respect to such shares. Each of such general partners disclaims, pursuant to Rule 13d-4, that he is the beneficial owner, within the meaning of Rule 13d-3, of the shares of common stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record.


ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.
            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP.
            Not applicable.







                        PAGE 5 OF 6 PAGES
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ITEM 10.    CERTIFICATION:

By signing below, Charles B. Schaffran, a general partner of the Partnership, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by the Partnership were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1994


WEISS, PECK & GREEER

By:  /s/ CHARLES B. SCHAFFRAN
     Charles B. Schaffran
     General Partner



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).












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